Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.220.8412 F: +1 202.637.3593 ericsimanek@ eversheds-sutherland.com

May 23, 2025

Via EDGAR

Soo Im-Tang

Attorney-Adviser

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Wedbush Series Trust

File Nos.: 811-24052 and 811-24052

Dear Ms. Im-Tang:

On behalf of Wedbush Series Trust (the “Trust” or the “Registrant”) and its series, Dan IVES Wedbush AI Revolution ETF (the “Fund”), set forth below are the Registrant’s responses to the comments provided orally by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on April 29, 2025 regarding the Registrant’s Pre-Effective Amendment No. 1 on Form N-1A (the “Registration Statement”) and the accompanying response letter filed as Edgar Correspondence on April 4, 2025 (the “Prior Letter”). The Registrant has revised the disclosure in its prospectus and statement of additional information in response to the comments, as indicated below. The Staff’s comments are set forth below and are followed by the Company’s responses.

PRIOR LETTER

1.	We note that the response to Comment 7 in the Prior Letter states that the Adviser may voluntarily waive fees and expenses. Please confirm that there is currently no voluntary fee waiver. If the Adviser is currently waiving expenses voluntarily, please disclose the terms of the waiver in accordance with the requirements of Item 10 of Form N-1A.

Response: The Registrant confirms that the Adviser is not currently waiving expenses.

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May 23, 2025 Page 2

2.	Following up on the response to Comment 12 in the Prior Letter, if investing in issuers in the United States, Israel or Taiwan constitute a principal investment strategy of the Fund, please disclose the associated risks.

Response: The Registrant does not currently intend to invest in issuers in Israel or Taiwan as a principal strategy, however the Registrant has included Israel Risk and Taiwan risk in the statement of additional information.

3.	Following up on the response to Comment 34 in the Prior Letter, please confirm that the Fund is not managed by the sub-adviser. If the Fund does have a sub-adviser, please disclose the sub-advisory fee in the prospectus.

Response: The Registrant confirms that the Fund is not managed by a sub-adviser.

PROSPECTUS

4.	Please consider the following revisions in the section titled “Principal Investment Strategies of the Fund.”

The Index is constructed using the Index Provider’s proprietary natural language processing algorithm (“ARTIS®”) that begins with an initial universe of companies that: (1) are included in the AI Report; (2) are included in the Solactive GBS Global Markets All Cap USD Index, an index designed to track the performance of companies of all capitalizations from developed and emerging market countries; (3) are listed on The Nasdaq Stock Market LLC, the New York Stock Exchange or NYSE American; and (~~3~~4) have a minimum market capitalization of $250 million and a minimum average daily traded value for the last 3 months greater than or equal to $1.5 million.

Response: The Registration Statement has been revised accordingly.

5.	In the “Principal Investment Strategies of the Fund” section, please identify a few examples or general topics of key words that are used by the ARTIS natural language processing algorithm for the construction of the Index.

Response: The Registration Statement has been revised accordingly.

May 23, 2025 Page 3

6.	We note that prospectus states that the Index may include companies located in emerging markets. Please describe what the Fund considers to be “emerging markets”.

Response: The “Emerging Markets Risks” disclosure has been revised to describe what the Fund considers to be emerging markets. The Registrant respectfully does not believe that additional disclosure about the definition of “emerging markets” is appropriate for the Principal Investment Strategies of the Fund. The Fund tracks the performance of an index that is comprised of securities “of companies of all capitalizations from developed and emerging market countries.” Although the index may include securities of companies from emerging markets, the index may also consist of zero emerging market securities. In that case, the Fund would also not include any emerging market securities. The reference to “emerging market countries” in the principal investment strategy disclosure is designed to clarify for investors, in case there is any doubt, that the universe from which the index selects securities may include securities of companies from emerging markets. The Fund does not favor emerging market securities over other global securities, such as developed market securities, and it does not seek to invest a specific portion of its assets in emerging market securities. Therefore, because the Fund neither excludes securities from emerging markets nor seeks to allocate a certain portion of its investments to securities from emerging markets, there is no need for the Fund to define “emerging markets” for purposes of its strategy. As a result, the Registrant does not believe that including a definition of “emerging markets” would be beneficial to investors and could, in fact, be misleading since the Fund’s strategy neither favors nor allocates a certain percentage of assets to emerging market securities, and it is possible that the Fund may not include any emerging market securities. Accordingly, the Registrant respectfully declines to define “emerging markets” in the Fund’s principal investment strategy. However, in order to provide context and background for the risk disclosure about emerging markets, the risk disclosure has been revised to describe “emerging markets.”

7.	In the section titled “ADDITIONAL INFORMATION ON BUYING AND SELLING FUND SHARES – Dividends and Distributions,” please identify the expected frequency of dividend payments.

Response: The Registration Statement has been revised to state that dividends are expected to be paid annually.

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We hope that the foregoing has been responsive to your comments. If you have any questions or concerns about the responses set forth above, please call the undersigned at (202) 220-8412.

Sincerely,

/s/ Eric Simanek
Eric Simanek

cc:	Jeff Long, Staff Accountant

Elena Stojic, Senior Special Counsel

Michael J. Spratt, Assistant Director

Krisztina Nadasdy, Eversheds Sutherland (US) LLP